UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-39800

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enjoy Technology, Inc.

Full Name of Registrant

Former Name if Applicable

3240 Hillview Avenue

Address of Principal Executive Office (Street and Number)

Palo Alto, California 94304

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Enjoy Technology, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”) in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2022, the Company and certain of its wholly owned subsidiaries, Enjoy Technology LLC and Enjoy Technology Operating Corp., filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) seeking relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on June 30, 2022, and on July 3, 2022, filed a motion seeking approval from the Bankruptcy Court to sell substantially all of their assets in accordance with Section 363 of the Bankruptcy Code (“Section 363”). The Bankruptcy Court approved the sale on August 12, 2022. The Company has engaged technical accountants and devoted key personnel and resources, including those of its accounting and financial reporting organizations, to matters relating to the Chapter 11 filings and the proposed asset sale under Section 363. As a result, the Company has been unable to complete the preparation of the Form 10-Q.

As disclosed by the Company in Forms 8-K filed with the SEC on each of July 25, 2022 and July 29, 2022, on July 25, 2022, the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Asurion, LLC (the “Buyer”) to sell substantially all of its assets pursuant to a sale conducted under Section 363. The Purchase Agreement provides for aggregate consideration in the amount of up to $110,000,000 (“Purchase Price”) subject to various deductions including a $23,800,000 holdback amount.

Pursuant to the Purchase Agreement, Buyer agreed to pay the Purchase Price, subject to various deductions, the aggregate amount of any unpaid and outstanding sums under the DIP Facility (as defined in the Purchase Agreement), certain other filing fees, costs and expenses due in accordance with the DIP Facility and the Purchase Agreement and the amounts required to cure any defaults under contracts that will be assumed and assigned to Buyer pursuant to the Purchase Agreement. The sale was approved by the Bankruptcy Court on August 12, 2022. The Purchase Price less all deductions is payable in cash upon closing of the sale.

The pending sale of substantially all of the assets of the Company may be deemed to be a recognized subsequent event (as such term is used in FASB Accounting Standards Codification Subtopic No. 855-10-25-1, Recognized Subsequent Events) existing at the balance sheet date, therefore requiring the Company to recognize the effects, including certain impariments, of such sale in its financial statements. As a result, the Company cannot, without unreasonable effort or expense, timely complete the Company’s financial statements, including certain impariments, and other disclosures required in the Form 10-Q.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. It is unlikely that holders of the Company’s common stock will receive any recovery on account of such securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Todd Zoha	888	463-6569
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information included in Part III is incorporated by reference herein. The Company is currently unable to complete the Form 10-Q due to the demands of the Company’s bankruptcy cases and the proposed Section 363 asset sale, which would have a material impact on its financial statements and related disclosures. As such, the Company cannot at this time estimate all significant changes that will be reflected in its second quarter 2022 results of operations compared to its second quarter 2021 results of operations.

The Company expects to report revenue between approximately $21.0 million to $24.0 million and $45.0 million to $48.0 million for the three and six months ended June 30, 2022, respectively, as compared to $20.9 million and $40.2 million for the three and six months ended June 30, 2021, respectively. This increase is primarily due to an overall increase in mobile store counts. The Company expects to report cash and cash equivalents of approximately $3.6 million in the quarter ended June 30, 2022, as compared to $58.7 million for the quarter ended June 30, 2021. The decrease is primarily due to operating losses incurred through the bankruptcy filing on June 30, 2022. The Company expects the net losses for the quarter ended June 30, 2022 to be greater than the net losses for the quarter ended June 30, 2021.

The above financial disclosure is preliminary, based upon management’s estimates and subject to completion of the Company’s financial statements and has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The Company’s actual results may differ materially from these estimates because of final adjustments, the completion of its financial closing procedures and other developments after the date of this release. This disclosure does not constitute a comprehensive statement of the Company’s financial results for the periods ended June 30, 2022, which will not be final until the Company files its financial statements for the three and six months ended June 30, 2022 in its Form 10-Q. The Company is not able to provide net income for the three and six months ended June 30, 2022 because it is not currently able to estimate the impact of the Chapter 11 Cases and the proposed Section 363 sale on its results of operations for such periods and in general has not finished the Company’s financial close process.

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intend” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words. All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factor, including, but not limited to: risks attendant to the bankruptcy process, including the Company’s ability to obtain court approval from the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court throughout the course of the Chapter 11 Cases, the ability of the Company to negotiate, develop, confirm and consummate a plan of reorganization; the effects of the Chapter 11 Cases, including increased legal and other professional costs necessary to execute the Company’s reorganization, on the Company’s liquidity (including the availability of operating capital during the pendency of the Chapter 11 Cases), results of operations or business prospects; the effects of the Chapter 11 Cases on the interests of various constituents; the length of time that the Company will operate under Chapter 11 protection; risks associated with third-party motions in the Chapter 11 Cases; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; conditions to which any debtor-in-possession financing is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside the Company’s control; trading price and volatility of the Company’s common stock and warrants as well as other risks set forth in Enjoy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 16, 2022 and those described in the Company’s other filings with the SEC.

Enjoy Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2022	By:	/s/ Ron Johnson
Name: Ron Johnson
Title: Chief Executive Officer